MONDIAL VENTURES, INC.
6564 Smoke Tree Lane
Paradise Valley, Arizona 85253
Tel: 480.948.6581, Fax: 623.321.1914

December 4, 2014

Attn: Mr. John Cannarella, Staff Accountant
Copy to: Mr. Karl Hiller, Branch Chief                                                                                                   VIA CORRESPONDENCE
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C., 20549
Tel: (202) 551-3337; Tel: (202) 551-3686

Re:           Response
Mondial Ventures, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013 Filed April 15, 2014
File No. 000-51033

Dear Mr. Cannarella:

               Thank you for your written correspondence September 17, 2014 and follow up phone correspondence.

               Pursuant to your request and addressing comments therein the written correspondence we submit herewith  responses to each of the comments below and following in blue highlight.

Form 10-K for the Fiscal Year ended December 31, 2013

General

1.  We note that although you are engaged in oil and gas producing activities you have omitted significant details from your related disclosures in the discussion of property and notes to the financial statements which appears to render your filing materially deficient. Please amend you filing to provide the disclosures required by Subpart 1200 of Regulation S-K and FASB ASC 932-235-50.

RESPONSE: In accordance with the above disclosure guidance, please find what we believe would be the changes to the Form 10-K, however we would like to make sure these changes are materially relevant and if so then the as proposed for these changes would be sufficient in the staffs view prior to the filing. If considered material and sufficient we will file Amendment No. 1 to our Form 10-K soon as practicable.

These are the proposed principal changes – inserts:

On page 20 of Form 10-K just after the Section Title “Wells and Acreage” to insert:

Mr. John Cannarella, Staff Accountant
Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
September 22, 2014

Production And Sale Of Oil And Natural Gas

The following table summarizes certain information relating to the Company's net oil and natural gasproduced and from the Company’s property interests held in Ward and Jones Counties Texas, after royalties,during the periods indicated.

	Year Ended December 31,
	2013	*2012

Average net daily production of oil (Bbl)	3.69	6.69
Average net daily production of gas (Mcf)	10.55	18.17
Average sales price of oil ($ per Bbl)	$92.25	$88.45
Average sales price of gas ($ per Mcf)	$3.56	$3.15
Average lifting cost per bbl oil equiv.	$63.69	$70.09

*Calculations for 2012 Average net daily production of oil and gas (Mcf) was based on partial year activityaverages for the Tubb leasehold estate beginning August 1, 2012, the date of acquisition, and ending12/31/2012, and thereafter from January 1, 2013 through the period ended December 31, 2013.

On F-22 to be added to be inserted just prior to the table titled “Changes in the future net cash inflows discounted at 10% per annum follow”

Costs Incurred In Oil and Gas Lease Acquisition, Exploration and Development Activities

Year Ended December 31,
	2013	2012
Acquisition of Oil Leases:
Proved	$-0-	$-0-
Unproved	-0-	-0-
Exploration Costs	-0-	-0-
Development Costs	-0-	-0-
Total Costs Incurred	$-0-	$-0-

2.  We note that you have not filed your interim report for the quarter ended June 30, 2014, which was due on August 14, 2014.  Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.

RESPONSE: We have filed our interim report for the quarter ended June 30, 2014 as of December 2, 2014.We have delivered preliminary third quarter information to our auditors and expect to work on this next week.

Mr. John Cannarella, Staff Accountant
Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
September 22, 2014

Financial Statements

Oil and Natural Gas Reserves and Related Financial Data, page F-21

3.  We note that while 98% of your proved natural gas reserves and 94% of your proved oil reserves are classified as undeveloped, your disclosure on page F-11 indicates that you did not incur any development costs during 2013, and had only incurred $80,000 in development costs during 2012, an amount representing less than 3% of your total estimated future development costs.  As such, it is unclear how your estimates of proved undeveloped reserves are consistent with the definitional guidance in Rule 4-10(a)(31) of Regulation S-X.  Ordinarily, undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years of the booking date.  Unless you are able to show appropriate rationale for a longer period, and compliance with the reasonable certainty criteria of Rule 4-10(a)(22) of Regulation S-X, you will need to reform your booking procedures and revise your estimates of reserves to coincide.

Please submit any details and analyses that you believe support your reserve booking procedures, relative to the guidance noted above, and addressing your practice since acquiring oil and gas properties in 2012, through the most recent interim date in 2014. Otherwise, if your are unable to support your approach, submit the revisions that your propose to conform with this guidance.

RESPONSE: Our development plan essentially calls for, subject to revisions and adjustments, timing, market trends, and other fluctuations, or negotiations, $1,197,187 beginning in the third year, $496,875 in the fourth year, $496,875 in the sixth and $496,875 in the seventh year and $453,750 in the 9th year. With reference to information listed in the report we believe this shows minimal cash investments on the early years “front end” and that the small development cost incurred along the way thus far are consistent with expectations.

Mr. John Cannarella, Staff Accountant
Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
September 22, 2014

1.  We note your disclosure explaining that reserve quantities, as well as certain information regarding future production and discounted cash flows, were determined by Harper Associates, Inc. - independent petroleum consultants - based on information that you provided to that firm.  Under these circumstances, you must include a report of this third party firm as an exhibit to your Form 10-K; which includes all of the information prescribed by Item 1202(a)(8) of Regulation S-K.  Please discuss this requirement, as well as the concerns outlined in the preceding comments, with your petroleum consultants and amend your filing to include the required report.  If you restate your reserves, you should also obtain and file an updated report from the third party firm.

RESPONSE: We will file our full reserve report summary as amendment to Form 10-K    for the fiscal year ended December 31, 2013, as an Exhibit to the Report as soon as     practicable and irrespective of the outcome for our response to Comment 3.

Further, in connection therewith we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies extended.

Sincerely,

/s/Dennis R Alexander
Dennis R Alexander
CEO